Exhibit 12

Genpact Limited

Consolidated Ratio of Earnings to Fixed Charges and Preference Dividend

	Fiscal Year Ended December 31
	2012		2011		2010		2009		2008
	(dollars in millions)
Earnings
Net income attributable to Genpact Limited shareholders	$178.2		$184.3		$142.2		$127.3		$125.1
Net income attributable to noncontrolling interest	6.4		6.8		6.8		7.7		9.5
Income tax expense	78.4		70.7		34.2		25.5		8.8
Fixed charges	40.3		20.1		11.3		13.7		19.0

Total earnings	$303.4		$281.8		$194.5		$174.2		$162.4

Fixed charges
Interest expense	$28.1		$9.2		$2.7		$4.3		$8.5
Estimate of interest as a component of rental expense (1)	12.2		10.8		8.6		9.4		10.5

Fixed charges	$40.3		$20.1		$11.3		$13.7		$19.0

Preference dividend	—		—		—		—		—
Fixed charges	40.3		20.1		11.3		13.7		19.0

Fixed charges and preference dividend	$40.3		$20.1		$11.3		$13.7		$19.0

Ratio of earnings to fixed charges (2)	7.5	×	14	×	17.2	×	12.7	×	8.5	×
Ratio of earnings to fixed charges and preference dividend (2)	3.8	×	7	×	8.6	×	6.4	×	4.3	×

(1)	The interest component of rental expense was estimated at one-fourth of rental expense.
(2)	For purposes of calculating these ratios, “earnings” consists of income before income taxes, fixed charges, amortization of capitalized interest, adjusted for interest capitalized and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term “fixed charges” consists of interest expense, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.